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SEC Mail Processing Section
MAR 07 2017
Washington DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: US Discount Brokerage US Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 E Kossuth St
(No. and Street)

Columbus (City) OH (State) 43206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc
(Name – *if individual, state last, first, middle name*)

4807 Rockside Rd~Suite 510~ (Address) Independence (City) OH (State) 44131 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Greg Randall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of US Brokerage Inc, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

KEVIN B. POLLOCK
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 6/10/17

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. BROKERAGE, INC.
Financial Statements
Year Ended December 31, 2016

U.S. BROKERAGE, INC.
Financial Statements
December 31, 2016

INDEX

U.S. BROKERAGE, INC.
Statement of Financial Condition
December 31, 2016

ASSETS

Assets:	
Cash	$ 89,738
Deposits with clearing organizations	50,100
Securities owned at fair value - trading	4,800
Accounts receivable - trade	3,309
Equipment and furniture, net	-
Deposit	900
TOTAL ASSETS	$ 148,847

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts payable	$ 13,456
Accounts payable - commissions	51,433
Accrued wages	6,300
Accrued taxes	275
Distributions payable	5,342
Total Liabilities	76,806
Stockholders' Equity:	
Capital stock 8,000 shares authorized, issued and outstanding, no par value	17,332
Additional paid-in capital	189,339
Retained earnings	75,329
	282,000
Less: Treasury Stock, at cost	209,959
Total Stockholders' Equity	72,041
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 148,847

The accompanying notes are an integral part of these statements.

U.S. BROKERAGE, INC.
Statement of Operations
Year Ended December 31, 2016

Revenues - commissions and fees	$ 909,419
Less:	
Clearing and execution costs and fees	89,196
Commissions expense	555,407
Net revenues	264,816
Operating expenses	221,417
Income from operations	43,399
Other income(loss)	
Interest income	183
Trading account losses	(6,000)
Error income(expense)	(6,246)
Settlement expense	(28,500)
	(40,563)
Income before taxes	2,836
City income taxes	275
NET INCOME	**$ 2,561**

The accompanying notes are an integral part of these statements.

U.S. BROKERAGE, INC.
Statement of Changes in Stockholders' Equity
Year Ended December 31, 2016

	Capital Stock	Additional Paid-In Capital	Retained Earnings	Total	Less: Treasury Stock	Total
Balance - beginning of year	$ 17,332	$ 189,339	$ 76,946	$ 283,617	$ -	$ 283,617
Current year net income	-	-	2,561	2,561	-	2,561
Acquisition of Treasury Stock	-	-	-	-	(209,959)	(209,959)
Distributions paid	-	-	(4,178)	(4,178)	-	(4,178)
Balance - end of year	$ 17,332	$ 189,339	$ 75,329	$ 282,000	$ (209,959)	$ 72,041

The accompanying notes are an integral part of these statements.

U.S. BROKERAGE, INC.
Statement of Cash Flows
Year Ended December 31, 2016

Cash Flows from Operating Activities:	
Net income	$ 2,561
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	1,571
Unrealized Losses on trading securities	6,000
(Increase) decrease in:	
Deposits with clearing houses	(2)
Accounts receivable - trade	(1,200)
Accounts receivable - related parties	(12,099)
Increase (decrease) in:	
Accounts payable	13,456
Accounts payable - commissions	10,287
Accrued taxes	(1,922)
Net Cash Provided by Operating Activities	18,652
Cash Flows from Financing Activities:	
Distributions to shareholders	(2,500)
Net Increase in Cash	16,152
Cash at beginning of year	73,586
Cash at end of year	$ 89,738

Noncash transactions during the year ended December 31, 2016:

Acquisition of Treasury Stock as payment of amounts due from related party	$ 209,959

The accompanying notes are an integral part of these statements.

U.S. BROKERAGE, INC.
Notes to Financial Statements
December 31, 2016

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

U.S. Brokerage, Inc. (Company) was incorporated under the laws of the State of Ohio on August 28, 1995. The Company is a securities broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's principal office is located in Columbus, Ohio.

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other liabilities.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Income Taxes

The Company, with the consent of its stockholders, has elected under the Internal Revenue Code to be an S Corporation. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in the financial statements. Reporting years ending after December 31, 2013 are subject to examination by major taxing authorities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Advertising

The Company follows the policy of charging the costs of advertising to expense as incurred.

NOTE B – DEPOSITS WITH CLEARING ORGANIZATIONS

Deposits totaling $50,100 at December 31, 2016 represent interest bearing accounts held by a clearing organization for the Company, who has possession of customer funds and acts as custodian for all customer securities on a fully disclosed basis.

NOTE C – ACCOUNTS RECEIVABLE – TRADE

Accounts Receivable are listed at net realizable value and are considered by management to be fully collectible. Accordingly, no allowance for doubtful accounts is considered necessary.

NOTE D – MARKETABLE SECURITIES

The Company maintains a trading account for marketable securities resulting from trading errors that occur in the normal course of operations. The Company incurred a net loss of $6,246 from these transactions during the year ended December 31, 2016.

At December 31, 2016, the Company had marketable securities classified as trading securities with a quoted market value of $4,800.

The basis of these shares was determined at the fair value of the securities at the time of contribution which was $33,272. During 2015 an unrealized loss of $22,472 was recognized on the investment. During the year ended December 31, 2016 an additional $6,000 of unrealized loss on the securities is recognized and is included in Other Income/Loss.

NOTE E – FAIR VALUE

Generally accepted accounting principles define fair value, establish a framework for measuring fair value, and establish a fair value hierarchy that prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value on three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to measure.
- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data).

The securities reported in footnote E for the year ended December 31, 2016 are equities and were valued utilizing Level 1 inputs with no exceptions noted.

NOTE F – EQUIPMENT AND FURNITURE

Assets are carried at cost. Depreciation is computed using the straight-line method for financial reporting purposes over the estimated useful lives of the assets and amounted to $1,571 for the year ended December 31, 2016. For federal income tax purposes, depreciation is computed under the modified accelerated cost recovery system. Expenditures for major renewals and betterments that extend the useful lives of the assets are capitalized. Expenditures for maintenance and repairs are charged to expense as incurred.

Equipment & Furniture	$ 54,944
Less: Accumulated Depreciation	54,944
Net Equipment & Furniture	$ -

NOTE G – TREASURY STOCK

During the year ended December 31, 2016 the Company reached an agreement with a former shareholder to acquire the individual's remaining shares as payment in full for amounts due to the organization at the end of the year.

The Company acquired 2,683.14 shares as Treasury Stock with a calculated value of $209,959.

NOTE G – LEASING ARRANGEMENT

The Company conducts its operations from leased facilities. The previous three-year lease expired in May of 2016. The Company is operating under a month to month rental arrangement while a new lease is negotiated. Rent expense for the year ended December 31, 2016 was $10,800.

NOTE H – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company had net capital of $70,421, which was $20,421 in excess of its required minimum net capital of $50,000. The Company's net capital ratio was 1.09 to 1.

NOTE I - CONTINGENCIES

At December 31, 2016 the Company is involved in a lawsuit. The Company anticipates that the suit will be dismissed at which time the case will be taken up in arbitration before a FINRA panel. The ultimate outcome of this case cannot be determined at this time, but management estimates that the total amount of possible loss for the Company will not exceed $50,000.

NOTE J – MANAGEMENT REVIEW OF SUBSEQUENT EVENTS

Management of the Company has reviewed and evaluated subsequent events through February 28, 2017 for possible inclusion in the financial statements for the year ended December 31, 2016. No items were identified for inclusion. The date of February 28, 2017 is the date at which the financial statements were available for issue.



SUPPLEMENTARY INFORMATION

U.S. BROKERAGE, INC.
Schedule of Operating Expenses
Year Ended December 31, 2016

Administrative wages	$ 75,700
Payroll taxes	7,326
Hospitalization	3,383
Rent and utilities	11,715
Registration fees	38,861
Taxes	128
Audit and accounting fees	17,975
Office expense	14,884
Telephone	4,354
Postage and delivery	191
Miscellaneous expense	632
Insurance	5,931
Continuing professional education	253
Depreciation	1,571
Travel expenses	2,255
Professional consulting fees	36,258
TOTAL OPERATING EXPENSES	$ 221,417

The accompanying notes are an integral part of these financial statements.

U.S. BROKERAGE, INC.
Computation of Net Capital
December 31, 2016

NET CAPITAL COMPUTATION

Total stockholders' equity from December 31, 2016 financial statements	$	72,041
Less:		
Non-Allowable Assets		
Prepaid rent and deposit		900
		900
Haircuts on Securities		
Exempted Securities		720
		720
NET CAPITAL	$	70,421
COMPUTATION OF AGGREGATE INDEBTEDNESS	$	76,806
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT - 6 2/3% OF AGGREGATE INDEBTEDNESS	$	5,123
MINIMUM REQUIRED NET CAPITAL	$	50,000
EXCESS NET CAPITAL	$	20,421
EXCESS NET CAPITAL AT 1000%	$	62,740
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.09 to 1

The accompanying notes are an integral part of these financial statements.

U.S. BROKERAGE, INC.
Supplementary Information
For Year Ended December 31, 2016

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

U.S. Brokerage, Inc. used Penson Financial Services, Inc. and Hilltop Securities, Inc. during the year ended December 31, 2016 as clearing agents and to perform custodial functions relating to customer securities on a fully disclosed basis. Therefore, U.S. Brokerage, Inc. is not subject to the reserve requirements under Rule 15c3-3.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

U.S. Brokerage, Inc. used Hilltop Securities, Inc. for possession of customer funds and as custodian for all customer securities on a fully disclosed basis during the year ended December 31, 2016.

Accordingly, U.S. Brokerage, Inc.is not subject to the requirements under rule 15c3-3.

MATERIAL DIFFERENCES IN COMPUTATION OF NET CAPITAL

Our audit of U.S. Brokerage, Inc., for the year ended December 31, 2016, disclosed the following difference in the computation of net capital from the broker-dealer's corresponding unaudited Part II A, Focus Report.

Computation of Net Capital per Focus Report	$ 86,873
Adjustments Due to Year-End Audit Entries	
Accounts Receivable – Related Parties	152,498
Acquisition of Treasury Stock	(209,959)
Prior Year adjustments not recorded	51,778
Current Year audit adjustments	(10,769)
Total Net Capital at 12/31/16	70,421
Less Required Capital	50,000
Excess Net Capital	$ 20,421
Excess Net Capital at 1000%	$ 62,740
Ratio: Aggregate Indebtedness To Net Capital	1.09 to1

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 (P) 216.524.8900
Independence, Ohio 44131 (F) 216.524.8777
www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of
US Brokerage, Inc.
Columbus, Ohio

We have audited the accompanying statements of financial condition of US Brokerage, Inc. (an Ohio corporation), as of December 31, 2016, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of U.S. Brokerage, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of US Brokerage, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.


Independent Member
BKR
INTERNATIONAL
Firms In Principal Cities Worldwide

The Supplemental Schedules of Operating Expenses, Computation of Net Capital, Computation for Determination of Reserve Requirements, Information Relating to Possession or Control Requirements, and Material Differences in the Computation of Net Capital have been subjected to audit procedures performed in conjunction with the audit of US Brokerage, Inc.'s financial statements. The supplemental information is the responsibility of U.S. Brokerage, Inc.'s management. Our audit procedures include determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presenting in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules of Operating Expenses, Computation of Net Capital, Computation for Determination of Reserve Requirements, Information Relating to Possession or Control Requirements, and Material Differences in the Computation of Net Capital are fairly stated, in all material respects, in relation to the financial statements as a whole.

Hobe & Lucas
Certified Public Accountants, Inc.

Independence, Ohio
February 28, 2017

U.S. Brokerage, Inc.
Agreed-Upon Procedures Report on an
Entity's Schedule of Assessments and Payments
December 31, 2016

Hobe & Lucas
Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Shareholders of U.S. Brokerage, Inc.
Columbus, Ohio

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by BellMark Partners, LLC and SIPC, solely to assist you and the other specified parties in evaluating BellMark Partners, LLC's compliance with the applicable instructions of Form SIPC-7. BellMark Partners, LLC's management is responsible for the BellMark Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SPIC-7 with respective cash disbursement records (copies of checks written), noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting a $1,042 variance;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (Excel spreadsheets derived from the general ledger that were prepared by management), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (Excel spreadsheet derived from the general ledger that were prepared by management) supporting the adjustments noting no differences; and

5. Not applicable – there is no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hobe & Lucas Certified Public Accountants, Inc.
Independence, Ohio

February 28, 2017

U.S. BROKERAGE, INC.
EXEMPTION REPORT

DECEMBER 31, 2016

Hobe & Lucas

Certified Public Accountants, Inc.

4807 Rockside Road, Suite 510 Phone: (216) 524.8900
Independence, Ohio 44131 Fax: (216) 524.8777
http://www.hobe.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Shareholders of
U.S. Brokerage, Inc.
Columbus, Ohio

We have reviewed management's statements, included in the accompanying U.S. Brokerage's Exemption Report, in which (1) U.S. Brokerage, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which U.S. Brokerage, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) U.S. Brokerage, Inc. stated that U.S. Brokerage, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. U.S. Brokerage, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about U.S. Brokerage, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to about for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hobe and Lucas
Certified Public Accountants, Inc.

Independence, Ohio
February 28, 2017



Independent Member
BKR
INTERNATIONAL
Firms In Principal Cities Worldwide

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-48635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: US DISCOUNT BROKERAGE

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 E Kossuth St
(No. and Street)

Columbus	OH	43206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hobe & Lucas Certified Public Accountants, Inc
(Name – *if individual, state last, first, middle name*)

4807 Rockside Rd~Suite 510~	Independence	OH	44131
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Greg Randall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of US Brokerage Inc, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

KEVIN B. POLLOCK
NOTARY PUBLIC, STATE OF OHIO
MY COMMISSION EXPIRES 6/10/17

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

17*17*******2190*********************MIXED AADC 220
48635 FINRA DEC
US DISCOUNT BROKERAGE INC
US BROKERAGE INC
17 E KOSSUTH ST
COLUMBUS OH 43206-2001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JILL RECKAMP 239-810-9646

2. A. General Assessment (item 2e from page 2) $ 844.97

B. Less payment made with SIPC-6 filed (exclude interest) (1,750.73)
1/30/17
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) (905.76)

E. Interest computed on late payment (see instruction E) for 180 days at 20% per annum (on 930.75) 91.80

F. Total assessment balance and interest due (or overpayment carried forward) $ (905.76)

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☐ Funds Wired ☐
Total (must be same as F above) $

H. Overpayment carried forward $(905.76)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

US DISCOUNT BROKERAGE INC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the 28 day of February , 20 17 .

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations Documentation Forward Copy

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2016 and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 902,560
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	6,000
Total additions	6,000
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	478,880
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	89,196
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 2,497	
Enter the greater of line (i) or (ii)	2,497
Total deductions	570,573
2d. SIPC Net Operating Revenues	$ 337,987
2e. General Assessment @ .0025	$ 844.97

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